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                                                                Exhibit 99(a)(8)

Hello, this is Monica Volta with Ariba stock programs. This is a reminder to all Ariba employees regarding the stock option exchange program. The option exchange program allows all employees of Ariba, except a SVP or above, to exchange underwater options now in exchange for a new option to be granted at least six months and one day later, subject to continued employment and other terms of the offer. The deadline to participate is this Friday, March 9, at 9:00 PM Pacific. stock programs must receive your properly completed election before that time. If you have not yet sent in your election but you wish to participate, refer to the stock option exchange website for documentation and the election form. We strongly encourage employees who wish to participate to use the online form and retain a copy of your sent email. Ariba makes no recommendation regarding your participation in this program, and your participation is strictly voluntary and is each employee's personal decision.